NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
301 Hillsborough Street, Suite 1400 Raleigh, NC 27603 T: 919.329.3800 F: 919.329.3799 nelsonmullins.com

June 14, 2024

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric Atallah
Lynn Dicker
Daniel Crawford
Laura Crotty

RE:	Apimeds Pharmaceuticals US, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 13, 2024
CIK No. 0001894525

Ladies and Gentlemen:

On behalf of Apimeds Pharmaceuticals US, Inc. (the “Company”), we are hereby responding to the letter dated May 23, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 13, 2024 (the “Amendment No. 1 to Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Amendment No. 1 to Draft Registration Statement, the Company is submitting its Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amended DRS”) with the Commission today, which includes revisions made to the Amendment No. 1 to Draft Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Amendment No. 1 to Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.	Please revise the cover page to disclose whether your offering is contingent upon final approval of your NYSE listing, as you have done on page 113, and ensure the disclosure is consistent with your underwriting agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Amended DRS.

Prospectus Summary

Overview, page 1

2.	Please remove the statement on pages 1 and 62 that you believe the additional Phase III trial, supplemented by the data accumulated during the development and commercialization of Apitoxin in Korea and the Apimeds Korea Phase III OA Trial, “positions [you] for FDA approval for the use of Apitoxin in the treatment of pain and lack of mobility in knee OA patients.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1 and 64 of the Amended DRS.

California | Colorado | District of Columbia | Florida | Georgia | Illinois | Maryland | Massachusetts | Minnesota

New York | North Carolina | Ohio | Pennsylvania | South Carolina | Tennessee | Texas | Virginia | West Virginia

Risk Factors

We or the third parties upon whom we depend on may be adversely affected by natural disasters..., page 24

3.	We note your response to prior comment 15 and the newly included disclosure on page 25. Please further revise this disclosure to clarify whether any of the company’s CMOs or third-party vendors have experienced or continue to experience manufacturing difficulties or delays as a result of the military conflicts in Ukraine and Israel.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on page 25 of the Amended DRS.

We are controlled by our principal stockholders and management, page 40

4.	We note your response to prior comment 16. However, your disclosure on the cover page and page 4 states that Inscobee Inc. holds approximately 86.1% of the company’s common stock, while pages 40 and 103 state that Inscobee holds approximately 88.8% of the common stock. Please reconcile.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout, including on the cover page and pages 4 and 40 of the Amended DRS.

Use of Proceeds, page 49

5.	We note your newly included disclosure on page 49 that the company intends to use proceeds from the offering to initiate at least one non-registered company sponsored “trial” in MS. Please reconcile this with your disclosure on page 2 and in your response letter that the company “will not be pursuing a Phase III trial for MS at this time”.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 49 of the Amended DRS.

Capitalization, page 51

6.	We note your response to prior comment 18. However, we do not see a revision to double underline the cash amount in your revised total capitalization table on page 51. Please revise your filing accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that double underlined the cash amount in the capitalization table on page 51 of the Amended DRS.

7.	We note your response to prior comment 19. However, we do not see where you have revised your disclosures to explain the event(s) that trigger conversion of your convertible notes. Therefore, we reissue prior comment 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure on pages 102–103 of the Amended DRS describe the events that trigger conversion of the convertible notes. As amended, the August 2021, March 2022, and August 2022 convertible notes convert at a conversion price of $1.00 per share as follows: (i) at the option of the holder, in its sole discretion, in whole or in part, and (ii) mandatorily simultaneous with the consummation of a Qualified Offering, in each case, into fully paid and nonassessable shares of common stock at the conversion price. A “Qualified Offering” is an offering of the Company’s common stock (and other securities potentially) resulting in the listing for trading of the Company’s common stock on the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

Clinical Development History, page 66

8.	Please remove the following statement from page 67, as it implies the efficacy of Apitox, which determination is within the sole purview of the FDA in the context of the trial discussed: “In conclusion, the statistical and clinically significant improvements in all outcome measures of pain, physical function, and disease assessment suggest Apitox injections may offer a potential treatment for patients with knee pain from OA who failed to respond adequately to conservative non-pharmacologic therapy and simple analgesics, e.g., acetaminophen.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 69 of the Amended DRS.

*****

If you have any additional questions regarding any of our responses or the Amendment No. 2 to Draft Registration Statement, please do not hesitate to contact me at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim

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